United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Allegro MicroSystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01749D105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01749D105	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons OEP SKNA, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 22,629,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 22,629,247

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,629,247
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.9%
12	Type of Reporting Person PN

CUSIP No. 01749D105	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons OEP VI GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 22,629,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 22,629,247

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,629,247
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.9%
12	Type of Reporting Person CO

CUSIP No. 01749D105	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons OEP VI General Partner, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 22,629,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 22,629,247

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,629,247
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.9%
12	Type of Reporting Person PN

CUSIP No. 01749D105	Schedule 13G	Page 5 of 9

1	Names of Reporting Persons OEP SKNA GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 22,629,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 22,629,247

9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,629,247
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 01749D105	Schedule 13G	Page 6 of 9

ITEM 1.	(a)	Name of Issuer:

Allegro MicroSystems, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

955 Perimeter Road, Manchester, New Hampshire 03103.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

OEP SKNA, L.P.;

OEP VI GP, Ltd.;

OEP VI General Partner, L.P.; and

OEP SKNA GP, LLC.

	(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o One Equity Partners, 510 Madison Avenue, 19th Floor, New York, New York 10022.

	(c)	Citizenship of each Reporting Person is:

OEP SKNA GP, LLC is organized under the laws of the State of Delaware. Each of the other Reporting Persons are organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

	(e)	CUSIP Number:

01749D105

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 01749D105	Schedule 13G	Page 7 of 9

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 189,702,550 shares of Common Stock outstanding as of October 20, 2021 based on the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
OEP SKNA, L.P.	22,629,247	11.9%	0	22,629,247	0	22,629,247
OEP VI GP, Ltd.	22,629,247	11.9%	0	22,629,247	0	22,629,247
OEP VI General Partner, L.P.	22,629,247	11.9%	0	22,629,247	0	22,629,247
OEP SKNA GP, LLC	22,629,247	11.9%	0	22,629,247	0	22,629,247

OEP SKNA, L.P. is the record holder of the shares of Common Stock reported herein. OEP VI GP, Ltd. is the general partner of OEP VI General Partner, L.P., which is the managing member of OEP SKNA GP, LLC, which in turn is the general partner of OEP SKNA, L.P. Richard Cashin, David Han, James B. Cherry, Gregory Belinfanti, Paul Carl (Chip) Schorr IV, Johann-Melchior von Peter and Jamie Koven are the members of OEP VI GP. As a result, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held by OEP SKNA, L.P. Each of the foregoing individuals disclaims any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 01749D105	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

OEP VI SKNA, L.P.
By: OEP VI SKNA GP, LLC, its general partner

By:	/s/ Paul C. Schorr IV
Name:	Paul C. Schorr IV
Title:	Senior Managing Director

OEP VI GP, Ltd.

By:	/s/ Paul C. Schorr IV
Name:	Paul C. Schorr IV
Title:	Senior Managing Director

OEP VI General Partner, L.P.
By: OEP VI GP, Ltd., its general partner

By:	/s/ Paul C. Schorr IV
Name:	Paul C. Schorr IV
Title:	Senior Managing Director

OEP SKNA GP, LLC

By:	/s/ Paul C. Schorr IV
Name:	Paul C. Schorr IV
Title:	Senior Managing Director

CUSIP No. 01749D105	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).